EXHIBIT 99.1

Endeavour Silver Produces 1,350,840 oz Silver and 13,208 oz Gold (2.3 Million oz Silver Equivalents) in the First Quarter, 2018;  Provides Update of the El Compas Mine Development Project

VANCOUVER, British Columbia, April 09, 2018 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (TSX:EDR) (NYSE:EXK) reports its production results for the First Quarter, 2018 from the Company’s three silver-gold mines in Mexico: the Guanaceví mine in Durango state and the Bolañitos and El Cubo mines in Guanajuato state.

Silver production in the First Quarter, 2018 increased 25% to 1,350,840 ounces (oz) compared to 1,076,974 oz silver in Q1, 2017 and gold production rose 13% to 13,208 oz compared to 11,724 oz gold in Q1, 2017, resulting in silver equivalent production of 2.3 million oz using a 75:1 silver-gold ratio.

Silver production was higher in Q1, 2018 compared to Q1, 2017 due to higher mine output and ore grades at El Cubo and Bolañitos, partly offset by lower mine output at Guanacevi as the mine continues to recover from some operating issues last year. Gold production in Q1, 2018 compared to Q1, 2017 was higher at El Cubo and Guanacevi and lower at Bolañitos due to variations in gold grades at each mine.

Production Highlights for First Quarter, 2018 (Compared to First Quarter, 2017)

  Silver production increased 25% to 1,350,840 oz
  Gold production increased 13% to 13,208 oz
  Silver equivalent production was 2.3 million oz (at a 75:1 silver:gold ratio)
  Silver oz sold increased 14% to 1,406,143 oz
  Gold oz sold increased 12% to 12,674 oz
  Bullion inventory at quarter-end included 85,675 oz silver and 302 oz gold
  Concentrate inventory at quarter-end included 74,359 oz silver and 1,195 oz gold

Bradford Cooke, Endeavour CEO, commented, “Our First Quarter production was much improved over last year.  As a result, we are on track to deliver higher production and lower costs in 2018 thanks to improved operating performance at each of the three existing mines and the development of our fourth mine at El Compas into commercial production by the end of July.

“Our quarterly production profile should continue to improve this year as Guanacevi benefits from the productivity optimization program now underway and Bolañitos and El Cubo continue mining higher silver grades as per their 2018 mine plans. Metal recoveries were a bit lower than planned in Q1, 2018 but are expected to improve during the year.”

Operations Summary for First Quarter, 2018

At Guanacevi, mine output was lower due to mine development falling behind schedule in 2017 and the reallocation of mine personnel to implement a productivity optimization program. Silver and gold grades were both higher due to better dilution control, so that silver equivalent production in Q1, 2018 was only slightly lower than Q1, 2017.  Mine output, development and productivity should improve in Q2, 2018.

At Bolañitos, mine output and silver grades were higher but gold grades were lower due to variations within the LL-Asunción vein.  Silver equivalent production in Q1, 2018 was significantly higher than Q1, 2017.  Grades are expected to return to plan during the year.

At El Cubo, mine output, silver grades and gold grades were all higher in Q1, 2018 compared to Q1, 2017, which resulted in a sharp increase in production in Q1, 2018.

El Compas Mine Development Project Update

The El Compas mine development project remains on schedule for mine and plant commissioning to commence in April and commercial production to be achieved by the end of July.

El Compas finally received its explosives permit in March, which allowed the mine to accelerate the development of the main access ramp.  The main ramp was at 355 metres as of March 31.  The San Juan vein was intersected and 28 metres were developed along the vein.  Mining should commence on the main El Compas vein later this month.

The last plant component, a mobile crushing circuit, arrived on site in March and is currently being installed. The rest of the plant, tailings dam and surface infrastructure construction projects are essentially complete. A small stockpile of low grade ore has been started. To view the March 31, 2018 photographic update for the El Compas Project, click HERE or visit our website under the Mining Assets section.

Production Tables for First Quarter, 2018

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Produced	per day	Ag gpt(1)	Au gpt(1)	Ag %	Au %	Oz	Oz
Guanaceví	78,971	877	224	0.64	87.3%	89.0%	496,329	1,447
Bolañitos	115,014	1,278	86	1.91	80.3%	83.6%	255,441	5,907
El Cubo	131,684	1,463	164	1.64	86.3%	84.3%	599,070	5,854
Consolidated	325,669	3,619	151	1.49	85.4%	84.5%	1,350,840	13,208
(1) gpt = grams per tonne

Q1 2018 Highlights	Three Months Ended March 31
	2018	2017	% Change
Throughput (tonnes)	325,669	303,222	7%
Silver ounces produced	1,350,840	1,076,974	25%
Gold ounces produced	13,208	11,724	13%
Payable silver ounces produced	1,324,856	1,054,110	26%
Payable gold ounces produced	12,944	11,459	13%
Silver equivalent ounces produced(1)	2,341,440	1,897,654	23%
Silver ounces sold	1,406,143	1,235,594	14%
Gold ounces sold	12,674	11,290	12%
(1) Silver equivalent ounces calculated using 75:1 ratio.

Release of First Quarter, 2018 Financial Results and Conference Call

The 2018 First Quarter Financial Results will be released before market on Thursday, May 3, 2018 and a telephone conference call will be held the same day at 9:00am PT (12:00pm ET). To participate in the conference call, please dial the numbers below. No pass-code is necessary.

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: +604-638-5340

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or +604-638-9010 outside of Canada and the US. The required pass-code is 2164#. The audio replay and a written transcript will be available on the Company's website at www.edrsilver.com under the Investor Relations, Events section.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that operates three high-grade, underground, silver-gold mines in Mexico. The Company is forecasting 20% production growth to 10.2-11.2 million oz silver equivalent in 2018. Endeavour is currently developing its fourth high-grade, underground, silver‑gold mine in Mexico and has a compelling pipeline of exploration and development projects to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information - For more information, please contact:
Galina Meleger, Director, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2018, the timing and results of various future activities, the reliability of Mineral Reserve and Resource estimates, the economic analysis and proposed development new mines.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, the reliability of Mineral Reserve and Resource estimates, operational plans and economic analysis, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico, operating or technical difficulties in mineral exploration, development and mining activities, risks and hazards of mineral exploration, development and mining, the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties, as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including, but not limited to, the reliability of Mineral Reserve and Resource estimates, operational plans and economic analysis, the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.